Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-109667 of Evergreen International Aviation, Inc. of our report dated July 16, 2002 (April 25, 2003 as to Note 13, October 10, 2003 as to Note 15 and November 20, 2003 as to Note 16), relating to the consolidated financial statements of Evergreen Holdings, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s ability to continue as a going concern and to the restatement described in Note 16), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/    DELOITTE & TOUCHE LLP

Portland, Oregon

January 26, 2004